March 11, 2014

VIA EDGAR TRANSMISSION

Michelle Roberts

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Ms. Roberts:

On February 12, 2014, Northern Lights Variable Trust (the "Registrant"), on behalf of its series,   Probabilities VIT Fund (the “Fund”), filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”).  The Proxy Statement relates to a special meeting of the Fund’s shareholders to consider approval of a new Investment Co-Advisory Agreement between the Trust and Princeton Fund Advisors, LLC (“Princeton”) and Probabilities Fund Management, LLC (“PFM”) (each a “Co-Adviser”, together the “Co-Advisers”). In a telephone conversation on February 21, 2014, you provided comments to the Proxy.

Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General

Comment 1.  Please confirm in correspondence to staff that all bracketed info will be updated in the definitive proxy statement filing.

Response. The Registrant confirms that all bracketed info will be updated in the definitive proxy statement filing.

PROPOSAL:

Background

Comment 2.  Please clarify in the disclosure why PFM determined that the Fund would benefit from the management expertise of an organization such as Princeton.

Response.  The Registrant has revised the disclosure to discuss several factors that led PFM to determine that the Fund would benefit from the management expertise of an organization such as Princeton.

The Advisory Agreements

Comment 3.  Please indicate in correspondence to the staff whether or not June 30, 2013 is the Fund’s fiscal year end. If not, please provide the aggregate amount of the advisory fee paid to PFM through the end of the fiscal year.

Response. The Registrant has revised the disclosure to reflect the advisory fee paid to PFM through December 31, 2013, which is the end of the Fund’s most recent fiscal year.

Comment 4.  The last sentence of the last paragraph states that the expense limitation agreement will be assumed by the Co-Advisers, but the first sentence of the last paragraph of the section only states that PFM has contractually agreed to reduce its fees and reimburse its expenses at least until April 30, 2014.  Please reconcile these statements, or explain how they are not inconsistent.

Response. The Registrant has revised the disclosure to indicate that the Co-Advisers have both contractually agreed to reduce their fees and reimburse their expenses at least until April 30, 2015.

Comment 5. Please clarify when the expense limitation agreement will expire. If the term is less than one year, prominently disclose.  If this would cause net expenses to be higher, prominently disclose this as well.

Response. The Registrant has revised the disclosure to indicate that the expense limitation agreement will expire April 30, 2015, which is greater than one year beyond the date of the shareholder meeting.

Evaluation by the Board of Trustees

Comment 6. Please revisit the disclosure in the Performance section and re-examine if the hedge fund should be discussed.  If the hedge fund disclosure remains, then present why this information is presented and use appropriate disclaimers.

Response. The disclosure notes that the Board used such comparative data as partial support for the notion that PFM is capable of performing well using selection techniques similar to that of the Fund. No additional disclosure or disclaimers have been inserted, under the belief that no such disclosures or disclaimers are required.

Comment 7. Please re-examine the disclosure in the Performance section and provide support for the notion that the hedge fund “significantly outperformed the S&P 500 over the 5-year period and since inception in 2008”.

Response. The disclosure as initially filed reflects the substance of the Board’s deliberations as they occurred at the November 12, 2013 meeting. No additional disclosure has been inserted because inserting such outside support could mislead shareholders to believe that the Board considered such information at the November 12, 2013 meeting.

Comment 8. Please explain the relevance of the reference in the Fees and Expenses section to fees charged to separate accounts managed by PFM.

Response. The Board evaluated the appropriateness of the fees charged by PFM to the Fund in part by determining whether the Fund’s management fee was higher than that of any other account managed by PFM  in a fashion similar to that of the Fund.

OTHER INFORMATION

Comment 9.  Please either confirm that the Co-Advisers did not have any Affiliated Brokers over the most recently completed fiscal year or disclose any additional information required under Item 22(c)(13) of Schedule 14A.

Response.  The Registrant has revised the disclosure to indicate that “Mount Yale Securities, LLC, a broker-dealer that has not executed any trades for the Fund, is affiliated with Princeton because both entities are under common control as a result of the fact that they share the same principal officers and owners.”

Voting Information

Comment 10. Please explain the concept and impact of proportional voting in this section.

Response.  The Registrant has amended the section to explain the concept and impact of proportional voting as requested.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call John Domaschko at (513) 352-6559 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Cassandra Borchers